Exhibit 1

Media Release

17 August 2007

Westpac Appoints Gail Kelly as Chief Executive Officer

The Chairman of Westpac Banking Corporation, Ted Evans, today announced that the Board has appointed Gail Kelly to be Westpac’s next Chief Executive Officer.

Mrs Kelly will join Westpac on 1 February 2008, succeeding Dr David Morgan who has been Westpac’s CEO since March 1999. Dr Morgan has agreed to remain CEO until Mrs Kelly commences.

Mr Evans said Gail Kelly brings to Westpac an extensive record of achievement in financial services in Australia. During her six years as CEO of St George Bank, Mrs Kelly has delivered consistently strong financial performance and built an enterprise culture around high employee engagement and leading customer satisfaction.

“The Board is delighted to welcome Gail to Westpac. She is a proven chief executive whose values are closely aligned to the Westpac culture.

“It is clear Gail has the energy, skills and experience we need,” Mr Evans said.

Commenting on her appointment, Mrs Kelly said: “I am truly delighted to have been offered this wonderful opportunity of taking up the position of CEO of Westpac.  I am looking forward to commencing in February 2008 and working with the team to take what is clearly a very strong organisation to the next stage.”

Mr Evans also paid tribute to David Morgan’s contribution to Westpac.

“The Board thanks David for an outstanding contribution during his nine years as CEO. His 17 years with Westpac have left a lasting legacy of first class financial results and a robust and sustainable organisation.

“With Westpac’s successful expansion of its wealth management business, David has transformed Westpac into a truly integrated financial services company, which has been widely recognised globally for its corporate responsibility and sustainability program,” Mr Evans said.

Dr David Morgan said: “Westpac is a great Australian and New Zealand company and I am confident Gail will be an outstanding chief executive.”

The appointment of Gail Kelly follows an extensive search conducted by the Board in both Australia and overseas. A biography is set out in Attachment One. The key terms of Mrs Kelly’s employment agreement are set out in Attachment Two.

Ends.

For further information:

David Lording       Jane Counsel Westpac Media Relations Westpac Media Relations Ph: 02 8253 3510 Ph: 02 8253 3443 Ph: 0419 683 411 Ph: 0416 275 273

Attachment 1

Biographical Details

Gail Kelly, aged 51, was appointed Chief Executive Officer of St.George Bank in December 2001 and became Managing Director in January 2002.

Under Gail’s leadership, St.George Bank has consistently met or exceeded its management targets, delivering outstanding financial performance.

Since the commencement of the 2002 financial year, via an organic growth strategy, St.George Bank has more than doubled its total assets (now exceeding A$100b) and more than doubled its profits (now exceeding A$1b).  The return on equity has improved from 16.6% to 23.2%, while the cost to income ratio has declined from 53.6% to 42.6%.  Double digit earnings per share growth has been achieved each year.

Particularly noteworthy over the period has been the substantial strengthening of St.George Bank’s position in Business Banking and Wealth Management.  St.George Bank has grown its national market share in the Commercial Middle Market segment from less than 5% to now more than 8%.  Contribution to profit from its Wealth business has grown from less than 7% to over 12%.

Gail is well known for her focus on people and customer service.  As measured by Roy Morgan, customer satisfaction scores have materially increased over the period, currently standing at over 80%.

Prior to joining St.George Bank, Gail was with the Commonwealth Bank of Australia (CBA) as Head of its Customer Service Division. As a member of its Executive Committee and reporting to the CEO, she was accountable for sales, service and distribution across CBA’s retail branches, business banking centres, contact centres and electronic and Internet channels. Gail originally joined the CBA in October 1997 as General Manager, Strategic Marketing.

Gail began her banking career in 1980 at Nedcor Bank, one of the largest banks in South Africa where she held a number of General Manager positions, including heading up human resources, cards and personal banking.

Gail has a Bachelor of Arts and Higher Diploma of Education from the University of Cape Town and a Master of Business Administration with distinction from the University of Witwatersand.  In May 2007 she was awarded an Honorary Doctorate of Business from Charles Sturt University.

Gail is a Director of Melbourne Business School Limited, a member of the Financial Sector Advisory Council and member of the Australian Bankers’ Association Council. She is also a Senior Fellow of the Financial Services Institute of Australia.

Gail is married to Dr Allan Kelly and they have four children.  Having migrated to Australia in late 1997, the family became Australian citizens in September 2001.

Attachment 2

Summary of Key Terms of Employment Agreement

Gail Kelly’s employment arrangement has been established by taking into account the ASX Corporate Governance Council’s Principles of Good Corporate Governance and Best Practice Recommendations as well as industry practice.

Westpac has also obtained external advice from the Hay Group on Australian and international peer company benchmarks and other relevant issues prior to finalising the remuneration arrangements.

(a)           Duration of the Contract

Mrs Kelly is employed under a continuing contract with no fixed term.

(b)           Condition

The contract is subject to the appointee meeting all regulatory requirements including APRA’s fit and proper standards.

(c)           Remuneration

(i)            Fixed Pay -An annual package (including superannuation contributions in line with the Superannuation Guarantee legislation) of $2,700,000 fixed until 1 January 2010, which will be reviewed by the Board annually thereafter.

(ii)           Short Term Incentive (STI)—The target is $3,300,000 for the 2008 financial year (pro-rated for the actual period from commencement) and $3,500,000 for the 2009 financial year respectively.  The target for future years will be set by the Board in its discretion.

The actual STI benefit payable is to be determined by the Board after each annual performance review and can range between 0% and 200% of the target.

Up to 40% of the STI benefit will be delivered as deferred cash or equity, at the Board’s discretion. For the 2008 and 2009 years, half of the deferred STI benefit will be restricted for 12 months, and a further half will be restricted for 2 years. Any deferred STI benefit in the form of shares will be awarded under the CEO Restricted Share Plan. If shareholder approval is not obtained for any award of restricted shares, a cash equivalent will apply.

(iii)                     Long Term Incentive (LTI)—Mrs Kelly will be granted LTI in the form of performance share rights and performance options under the CEO Performance Plan, subject to shareholder approval.

LTI to the value of $2,500,000 will be granted for each of the 2008 and 2009 years.

The amount and terms of subsequent grants will be determined by the Board in its discretion. The terms of any LTI grants are subject to shareholder approval.

If shareholder approval is not obtained for the grant of any LTI a cash equivalent will apply.

(d)                  As a sign-on payment, in recognition of, amongst other things, entitlements foregone, as soon as possible after commencing employment with Westpac, Mrs Kelly will be granted:

(i)            shares to the maximum value of $4,900,000 restricted for 12 months; and

(ii)           shares to the maximum value of $2,100,000 restricted until December 2009.

The restricted shares will be awarded under the CEO Restricted Share Plan and will be subject to shareholder approval.

If shareholder approval is not obtained for these restricted shares, a cash equivalent will be paid.

(e)                   Termination of Employment

The employment may be terminated by either Westpac or Mrs Kelly on 12 months’ notice, after completion of the initial year of employment.

In addition, Westpac may terminate employment immediately in the case of serious misconduct, or with 3 months’ notice in the case of unremedied poor performance. Employment would be terminated in the case of death and Westpac may terminate employment in the case of a sustained period of sickness or disability.

On any termination, any accrued fixed salary and statutory entitlements are payable, together with reimbursement of expenses.  On termination for serious misconduct, no other payments apply.  Additional payments apply on termination for other reasons depending on the circumstances.

If employment is terminated due to death, sickness or disability, or where Mrs Kelly gives notice within 12 months of change in control or Westpac gives notice within six months of a change in control, resulting in a material reduction in her role, a pro-rated STI for the final part year of employment is payable, and unvested restricted shares, deferred cash and LTI vest on termination.

If Westpac gives notice, other than as described above, a pro-rated STI in relation to the final part year of employment is payable (subject to Board discretion in the case of poor performance) and unvested restricted shares and deferred cash vest on termination.  Unvested LTI, subject to meeting relevant performance hurdles, will vest at the discretion of the Board.

If Mrs Kelly gives notice, other than as described above, a pro-rated STI for the final part year of employment is payable subject to Board discretion, and unvested restricted shares, deferred cash and unvested LTI (subject to meeting relevant performance hurdles) vest at the discretion of the Board.

(f) Non Competition and Non Solicitation

After cessation of employment, Mrs Kelly will not participate in a business in competition with Westpac for 6 months nor solicit Westpac staff within Australia or New Zealand for 12 months (unless notice of termination is given within 12 months of a change of control).

(g) CEO Restricted Share Plan

This Plan provides ordinary Westpac shares, which Mrs Kelly must continue to hold until vesting occurs. The shares can be held in the Plan for a maximum of 10 years from the date of grant, and receive dividends and voting rights equally with other ordinary shares from the date of grant.

(h) CEO Performance Plan

This plan is a hurdled LTI plan. Grants comprise 50% options and 50% share rights, which vest subject to the performance hurdles described below. The exercise price for options is determined at the grant date.

Performance is measured based on Relative Total Shareholder Return (TSR) compared to a ranking group of the top 10 of the largest Australian banking and financial services companies by market capitalisation at each test date.

Performance is tested after three years, and again at four years and five years.

The vesting framework has been designed to strengthen the performance link over the longer term.  Vesting results are locked in at each test date, and any securities that do not vest continue to be subject to performance hurdles. This model encourages Mrs Kelly to focus on performance over the full five year period.

Relative TSR must be at or above median of the ranking group for any vesting to occur. Full vesting occurs if relative TSR is at (or exceeds) the 75th percentile of the ranking group, scaling down on a straight-line basis to 50% vesting for median performance.

Vested options and share rights expire 10 years from the date of grant.

Ends.